Exhibit 4.51

PURCHASE AGREEMENT

as of June 30, 2004

15,763,545 Ordinary Shares of Ulster Television PLC

This agreement dated as of June 30, 2004 sets out the terms under which UBS Limited (“UBS” / “Buyer”) will purchase 15,763,545 Ordinary Shares (the “Shares”) of Ulster Television PLC (the “Issuer”) from CanWest International Communications Inc. (“Seller”).

1.	Purchase and sale

Subject to the terms and conditions of this agreement (the “Agreement”) Seller agrees as legal and beneficial owner to sell the Shares, free of all liens, charges or other encumbrances and Buyer agrees to purchase and pay for the Shares or procure the purchase of and payment for the Shares at a price of GBP3.75 per Share (the “Purchase Price”) for a total consideration of GBP59,113,294 (the “Purchase Price”) together with all dividends, distributions and other benefits attaching to the Shares as from the date hereof. In consideration of the Buyer agreeing to purchase and pay for the Shares or procure the purchase of and payment for the Shares, Seller agrees to pay to the Buyer a transaction fee equal to 0.5% of the Purchase Price (the “Transaction Fee”) for a total transaction fee of GBP295,566.

2.	Closing

(a)	On July 5, 2004 or at such other time and/or date as Seller and Buyer may agree (the “Closing Date”), Buyer shall pay to Seller the Purchase Price for the Shares less the Transaction Fee by transfer to Seller’s account to be notified to Buyer by Seller for value on the Closing Date against delivery of the Shares on the Closing Date. Such delivery shall be effected by crediting the Shares in registered form to Buyer’s agent

(b)	Seller agrees that it will not, and will ensure that none of its subsidiaries or associates or holding company will, prior to the expiry of 90 days following the Closing Date, offer, issue, sell or otherwise dispose of (or announce an intention of doing so) any other shares of the Issuer or any securities convertible into or exchangeable for or carrying rights to acquire other shares of the issuer without the prior written consent of Buyer.

3.	Expenses

Seller	and Buyer shall bear their own legal costs (if any) and all their other out-of-pocket expenses (if any).

4.	Representations and warranties

(a)	As a condition of the obligation of Buyer to purchase and pay for, or procure the purchase of and payment for the Shares, Seller represents and warrants to Buyer as follows:-

(i)	that Seller is the holder and sole legal and beneficial owner of the Shares free from all liens, charges and other encumbrances,

(ii)	that Seller has the corporate power and authority to sell the Shares hereunder and no person has any conflicting right, contingent or otherwise, to purchase or to be offered for purchase, the Shares, or any of them,

(iii)	that the execution, delivery and performance of this Agreement has been duly authorised by Seller and upon due execution the same will constitute a legal, valid and binding obligation of Seller,

(iv)	that the execution, delivery and performance of this Agreement by Seller will not infringe any law or regulation applicable to Seller and is not and will not be contrary to the provisions of the constitutional documents of Seller and will not result in any breach of the terms of, or constitute a default under, any instrument or agreement to which Seller is a party or by which it or its property is bound,

(v)	that there are no restrictions (contractual or otherwise) prohibiting or otherwise affecting the sale or transfer of the Shares to Buyer, and no consents or approvals are required to be obtained in connection with the sale of the Shares to Buyer and the sale of the Shares to Buyer will not violate or breach any representation or warranty made by Seller pertaining to the Shares; and

(vi)	that all consents and approvals of any court, government department or other regulatory body required by Seller for the offering of the Shares and the execution, delivery and performance of the terms of this Agreement have been obtained and are in full force and effect,

(vii)	that as far as the Seller is aware there has been no material adverse change or any development involving a prospective material adverse change in the condition (financial or otherwise) of the Issuer and its subsidiaries since the date of the last published accounts

(viii)	that the Seller is not in possession of any material non-public information with respect to the Issuer

(b)	Seller covenants with Buyer that it will keep Buyer indemnified against any losses, liabilities, costs, claims, actions and demands (including any expenses arising in connection therewith) which it may incur, or which may be made against it as a result of or in relation to any actual or alleged misrepresentation in or breach of any of the above representations and warranties and will reimburse Buyer for all costs, charges and expenses which it may pay or incur in connection with investigating, disputing or defending any such action or claim.

(c)	The above representations, warranties and indemnity shall continue in full force and effect notwithstanding any investigation by or on behalf of Buyer or completion of this Agreement.

5.	Conditions to Closing

The obligations of Buyer hereunder shall be subject, in its discretion, to the condition that all representations and warranties and other statements of Seller herein are, and as of the Closing Date will be, true, complete and accurate and to the performance by Seller of all of its agreements set forth herein.

6.	Termination

Buyer may by notice to the Seller given at any time prior to payment of the Purchase Price for the Shares terminate this Agreement if any of the representations and warranties contained in clause 4 shall have been untrue in any material respect at the time of making thereof or shall subsequently have become untrue in any material respect or any failure to perform any of the Seller’s undertakings or agreements in this Agreement.

Upon such notice being given, the parties hereto shall (except for any liability arising before or in relation to such termination) be released from their obligations hereunder.

7.	Law and jurisdiction

This Agreement is governed by English law. It is agreed by Seller for the benefit of Buyer that the English courts will have jurisdiction in relation to this Agreement and Seller submits to the jurisdiction of such courts provided that this submission shall not limit the right of Buyer to take proceedings in any court of competent jurisdiction.

8.	Miscellaneous

(a)	Time shall be of the essence of this Agreement.

(b)	The heading to each Clause is included for convenience only and shall not affect the construction of this Agreement.

(c)	In the event any provision of this Agreement is found to be or becomes invalid or unenforceable, no other provision of this Agreement shall thereby be affected and the Agreement shall remain valid and enforceable in respect of all remaining provisions, and any invalid or unenforceable provision will be deemed to be replaced by a provision which as nearly as possible accomplishes the commercial purpose of the original.

If the foregoing is in accordance with your understanding, please sign and return to us a counterpart hereof. Upon acceptance by you this Agreement and such acceptance shall constitute a binding agreement between Buyer and Seller.

Yours faithfully
UBS Limited

Agreed to and accepted by Seller:

CanWest International Communications Inc.